Filed pursuant to Rule 433
Registration Statement Nos. 333-270046 and 333-270046-01

Free Writing Prospectus (to the
Preliminary Prospectus

Supplement dated March 6, 2023)

$400,000,000 of 5.375% Senior Notes due 2033

$300,000,000 of 5.500% Senior Notes due 2053

Final Term Sheet

March 6, 2023

Issuer:	Principal Financial Group, Inc. (the “Issuer”)
Guarantor:	Principal Financial Services, Inc. (the “Guarantor”)
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (stable) / A- (stable) / A- (stable)
Trade Date:	March 6, 2023
Settlement Date:	March 8, 2023 (T+2)
Joint Book-Running Managers:

Citigroup Global Markets Inc.

BofA Securities, Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

BNP Paribas Securities Corp.

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. Samuel A. Ramirez & Company, Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

5.375% Senior Notes due 2033
Issue:	5.375% Senior Notes due 2033 (the “2033 Notes”) fully and unconditionally guaranteed by the Guarantor
Offering Size:	$400,000,000

Coupon:	5.375% per annum
Maturity Date:	March 15, 2033
US Benchmark Treasury:	UST 3.500% due February 15, 2033
US Benchmark Treasury Price:	96-00+
US Benchmark Treasury Yield:	3.989%
Spread to US Benchmark Treasury:	+140 basis points
Re-offer Yield:	5.389%
Price to Public (Issue Price):	99.891%
Net Proceeds to Issuer (Before Expenses):	$396,964,000
Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2023 (long first coupon)
Optional Redemption:

The Issuer may redeem the 2033 Notes as set forth in the Preliminary Prospectus Supplement dated March 6, 2023 to the Prospectus dated February 27, 2023 (collectively, the “Prospectus”).

Prior to December 15, 2032 (three months prior to their maturity date) (the “2033 Par Call Date”), the Issuer may redeem the 2033 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes matured on the 2033 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus) plus 25 basis points less (b) interest accrued to the redemption date, and

(2) 100% of the principal amount of the 2033 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2033 Par Call Date, the Issuer may redeem the 2033 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP/ISIN:	74251V AT9 / US74251VAT98

5.500% Senior Notes due 2053
Issue:	5.500% Senior Notes due 2053 (the “2053 Notes”) fully and unconditionally guaranteed by the Guarantor
Offering Size:	$300,000,000
Coupon:	5.500% per annum
Maturity Date:	March 15, 2053
US Benchmark Treasury:	UST 4.000% due November 15, 2052
US Benchmark Treasury Price:	101-14+
US Benchmark Treasury Yield:	3.917%
Spread to US Benchmark Treasury:	+160 basis points
Re-offer Yield:	5.517%
Price to Public (Issue Price):	99.751%
Net Proceeds to Issuer (Before Expenses):	$296,628,000
Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2023 (long first coupon)
Optional Redemption:

The Issuer may redeem the 2053 Notes as set forth in the Prospectus.

Prior to September 15, 2052 (six months prior to their maturity date) (the “2053 Par Call Date”), the Issuer may redeem the 2053 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2053 Notes matured on the 2053 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus) plus 25 basis points less (b) interest accrued to the redemption date, and

(2) 100% of the principal amount of the 2053 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2053 Par Call Date, the Issuer may redeem the 2053 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2053 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP/ISIN:	74251V AU6 / US74251VAU61

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer and the Guarantor and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, BofA Securities, Inc. toll-free at (800) 294-1322, HSBC Securities (USA) Inc. toll-free at (866) 811-8049 or J.P. Morgan Securities LLC collect at (212) 834-4533.

Any disclaimer or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of the communication being sent via Bloomberg or another email system.

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